 CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED APRIL 30, 2008

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited)

These interim financial statements have not been reviewed by the Company's auditor

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars unless otherwise stated)

	April 30	July 31
	2008	2007
	(Unaudited)
ASSETS

Current assets
Cash and cash equivalents	$631,850	$663,877
Amounts receivable and prepaids	18,366	38,374
Amounts due from related parties (note 5)	–	10,659
	650,216	712,910

Mineral property interests	1	1

	$650,217	$712,911

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$3,714	$14,408
Amounts due to related parties (note 5)	6,801	–
	10,515	14,408
Shareholders' equity
Share capital (note 4)	21,269,046	21,269,046
Deficit	(20,629,344)	(20,570,543)
	639,702	698,503
Nature and continuance of operations (note 1)

	$650,217	$712,911

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Rene G. Carrier	/s/ Brian F. Causey

Rene G. Carrier	Brian F. Causey
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Operations
(Expressed in United States Dollars, unless otherwise stated)
(Unaudited)

	Three months ended April 30		Nine months ended April 30
	2008	2007	2008	2007

Expenses
Conference and travel	$–	$777	$–	$777
Foreign exchange (gain) loss	2,834	(36,548)	(38,744)	(784)
Insurance	2,036	–	16,374	–
Interest income	(3,909)	(6,688)	(20,501)	(28,482)
Legal, accounting and audit	3,905	18,044	14,659	21,689
Mineral property investigations	–	–	–	325,856
Office and administration	16,631	24,286	58,613	68,020
Regulatory, trust and filing	6,202	8,930	28,400	19,394
	27,699	8,801	58,801	406,470

Net loss for the period	$(27,699)	$(8,801)	$(58,801)	$(406,470)

Basic and diluted income (loss) per common share	$(0.00)	$(0.00)	$(0.00)	$(0.03)

Weighted average number of
common shares outstanding	13,399,426	13,399,426	13,399,426	13,399,426

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Shareholders' Equity
(Expressed in United States Dollars)

	Nine months ended		Year ended
	April 30, 2008		July 31, 2007

	Number of		Number of
Share capital	shares		shares
Balance at beginning and end of the period	13,399,426	$21,269,046	13,399,426	$21,269,046

Deficit
Balance at beginning of the period		(20,570,543)		(20,171,679)
Loss for the period		(58,801)		(398,864)
Balance at end of the period		$(20,629,344)		$(20,570,543)

TOTAL SHAREHOLDERS' EQUITY		$639,702		$698,503

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Cash Flows
(Unaudited - expressed in United States Dollars, unless otherwise stated)

	Three months ended April 30		Nine months ended April 30
Cash provided by (used in)	2008	2007	2008	2007

Operating activities
Loss for the period	$(27,699)	$(8,801)	$(58,801)	$(406,470)
Changes in non-cash working capital items
Amounts receivable and prepaids	(10,503)	(17,196)	20,008	(33,885)
Accounts payable and accrued liabilities	(13,087)	7,842	(10,694)	(2,430)
Amounts due to/from related parties	15,165	(5,032)	17,460	26,299
Cash provided by operating activities	(36,124)	(23,187)	(32,027)	(416,486)

Decrease in cash and cash equivalents during the period	(36,124)	(23,187)	(32,027)	(416,486)
Cash and cash equivalents, beginning of period	667,974	678,132	663,877	1,071,431

Cash and cash equivalents, end of period	$631,850	$654,945	$631,850	$654,945

Components of cash and cash equivalents are as follows:
Cash	$33,375	$21,953	$33,375	$21,953
Commercial paper	37,900	60,837	37,900	60,837
Government treasury bills	560,575	–	560,575	–
Bankers acceptances	–	572,155	–	572,155
	$631,850	$654,945	$631,850	$654,945

Supplemental disclosure:
Interest received during the period	$3,909	$6,688	$20,501	$28,482
Income taxes paid during the period	$–	$–	$–	$–

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended April 30, 2008
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. (the “Company”) is a Canadian public company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in United States dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended July 31, 2007.

Operating results for the three and nine months ended April 30, 2008 are not necessarily indicative of the results that may be expected for the full year ending July 31, 2008.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of (i) Quartz Mountain Resources Ltd., (ii) Quartz Mountain Gold Inc., a wholly-owned subsidiary incorporated in the State of Nevada, and (iii) Wavecrest Resources Inc., a wholly-owned subsidiary of Quartz Mountain Gold Inc., incorporated in the State of Delaware.

All material intercompany balances and transactions have been eliminated upon consolidation.

3.	CHANGES IN ACCOUNTING POLICIES

Except as disclosed below, these financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 3 to the Company’s consolidated financial statements for the year ended July 31, 2007.

Effective August 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

	(a)	Section 3855 – Financial Instruments – Recognition and Measurement

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company's balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income (loss).

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company's outstanding financial assets and

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended April 30, 2008
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to August 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income (loss).

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

  Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

  Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income (loss) until the asset is removed from the balance sheet.

  Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings (loss) in the period in which they arise.

  All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings (loss) in the period in which they arise.

At August 1, 2007, upon adoption of this standard, the Company remeasured its financial assets and liabilities and found the remeasured values to be consistent with the carrying amount, as reported in prior periods. Consequently, no adjustment to the carrying values was required.

(b)	Section 3865 – Hedges

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any financial instruments which qualify for hedge accounting.

(c)	Section 1530 – Comprehensive Income (Loss)

Comprehensive income is the change in the Company’s shareholder equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net earnings (loss), such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive income is presented as a new category in shareholders’ equity. As at April 30, 2008, the Company had no accumulated other comprehensive income and for the nine months ended April 30, 2008, comprehensive income (loss) equals net income.

(d)	Section 1506 - Accounting Changes

This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and nine months ended April 30, 2008
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

correction of errors. As a result, changes in accounting policies are only permitted when required by a primary source of GAAP or when the change will result in more reliable and more relevant information.

4.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value and an unlimited number of preferred shares, without par value.

(b)	Issued and outstanding common shares

	Number of
Common shares issued	Shares	Amount
Balance at April 30, 2008 and July 31, 2007	13,399,426	$21,269,046

(c)	Share purchase options

At April 30, 2008, no share purchase options had been granted under the Company’s Share Purchase Option Plan. There were no stock options outstanding as at April 30, 2008 and July 31, 2007.

5.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable (payable)	As at
	April 30	July 31
	2008	2007
Hunter Dickinson Inc.	$(6,801)	$10,659

Transactions	Three months ended April 30		Nine months ended April 30
	2008	2007	2008	2007
Services rendered and expenses
reimbursed
Hunter Dickinson Inc.	$34,451	$36,978	$82,488	$404,014

Services rendered and expenses reimbursed by Hunter Dickinson Inc. (“HDI”) for the three and nine months ended April 30, 2008 relate to the reimbursement of travel expenses, office and administration services and geological consulting services for property investigation activities.